PARAMOUNT COMMUNICATIONS INC.


                                                    NEWS


  FOR IMMEDIATE RELEASE                   FEBRUARY 15, 1994


  NEW YORK, February 15 -- Paramount Communications Inc. (NYSE:
  PCI) announced today it has been informed that more than 50.1% of the shares of Paramount had been tendered to Viacom pursuant to its tender offer. In accordance with the bidding procedures, QVC has terminated its tender offer and Viacom has extended its offer until midnight March 1, 1994, in order to enable stockholders who tendered their shares to QVC to switch to the Viacom offer.

       Martin S. Davis, chairman and chief executive officer of Paramount Communications, said, "the Board of Directors has obtained a price for Paramount that offers stockholders a very significant premium for their shares consisting of a substantial amount of cash, a continuing equity interest in a Paramount-Viacom combined entity, and back-end protection." Mr. Davis further stated, "The Board has obtained the best value for stockholders under bidding procedures that have operated smoothly and have effectively provided stockholders with a meaningful choice between two impressive proposals."

       Mr. Davis also "urged stockholders who want to obtain cash pursuant to the Viacom proposal to tender their shares to Viacom on or prior to March 1, if they have not already done so. We are determined to complete the merger of these two great companies and the transition to a new management structure as quickly and smoothly as possible," he added.


                                 ###

  (Attached is a copy of a letter Mr. Davis sent to all Paramount employees.)

  Contact:       Paramount Communications Inc. Kekst and Company
                 Jerry Sherman                 Jeffrey Z. Taufield
                 212-373-8725                  212-593-2655

                 Carl D. Folta
                 212-373-8530


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                    PARAMOUNT COMMUNICATIONS INC.


                                               February 15, 1994


  Dear Fellow Employee:

  Now that the spirited bidding process for the acquisition of our Company is over and Viacom has emerged victorious, let us all join in congratulating Sumner Redstone and his colleagues. It is our firm belief that the values we envisioned in our original merger agreement with Viacom will be achieved.

  The hectic and unpredictable flood of events has made the last five months challenging for us all. We should all take pride that we have continued to maintain our focus on the crucial day-to-day business of our Company.

  A strategic philosophy of enhancing shareholder value by strengthening and expanding our entertainment and publishing operations has successfully guided this Company for more than a decade. Four years ago, we began to reevaluate our strategic opportunities in light of dramatic changes in the entertainment and information fields, our strong cash position and the desirability of a major entertainment acquisition.

  Our goal, as always, was to enable Paramount to realize its full potential. In the course of that review, we explored a number of strategic choices. We ultimately concluded that the future growth of Paramount would best be served by a strategic merger with Viacom, which we announced on September 12. Under the agreement, Paramount shareholders would have received a combination of stock and cash, which, at that time, represented a substantial premium over the market price of Paramount's stock. Shortly thereafter, we received an unsolicited bid from QVC Network, followed by a Delaware court ruling that we secure the highest offer for the Company.

  Therefore, our Board, which, as always, had been carefully considering shareholders' interests, directed our investment banking and legal advisors to design a fair auction process, with the assurance that the shareholders would have the final say on which offer to accept.







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  We can all be tremendously proud of building Paramount.  Thirty-
  five years ago, Charles Bluhdorn created the foundation of Paramount (then Gulf + Western Industries, Inc.). Through internal growth and acquisitions over more than two decades, he built a quintessential conglomerate, spanning a broad range of businesses.

  When I became chairman and chief executive officer of this Company in 1983, we recognized that economic and operating environments had changed and only dramatic action could maximize the Company's potential. Accordingly, to create even greater shareholder value, we initiated one of the largest corporate transformations ever undertaken.

  Our action plan began with the decision to enhance the asset base and financial strength of the Company through carefully considered divestitures and to invest the proceeds of these sales in entertainment and publishing, businesses with significant opportunities to expand and with the outlook for dramatic long-term earnings. Overall, we divested non-entertainment and non-publishing assets, yielding nearly $6 billion, which we used to retire debt, buy back stock and invest in core businesses.

  Phase one, which began in 1983, included the sale of some 50 businesses that did not meet performance criteria and the divestiture of a $900-million securities portfolio of investments in 45 companies. Phase two, which began in 1985, consisted of the sale of our Consumer and Industrial Products Group, which included more than 90 business units, for approximately $1 billion in cash. This full price was only possible after a planned program of strengthening those businesses was successfully completed. Phase three, in 1989, was the sale of The Associates, the consumer/commercial finance operation, for $3.35 billion, which freed the Company from the increasingly complex and significant capital requirements of the financial services operations.

  While much has been written about the growth of Paramount's entertainment operations, the phenomenal expansion of our publishing business has received far less notice. Our recently announced agreement to acquire Macmillan caps a remarkable story of growth in both the size and scope of our publishing operations. Through strategic acquisitions and internal growth we have built Simon & Schuster, a small but highly regarded consumer publisher with annual sales of approximately $200 million in 1982, into Paramount Publishing, a leader in educational publishing as well as in consumer and business, professional and technical markets with estimated sales, including Macmillan, of approximately $2 billion annually.











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  By any measure, our efforts have been a resounding success.  Over the past eleven years, in the businesses that comprise Paramount Communications today, we have increased revenues by 200 percent and operating income by 500 percent. As a result, our long-term shareholders have seen the value of their investment in Paramount (giving effect to a two-for-one stock split in May 1988) increase more than fourteen fold, from $5.75 per share at the close of fiscal 1982, to more than $80 per share in February 1994.

  Since nearly half of the consideration going to shareholders will be in stock, we think the long-term prospects are equally crucial. They will be greatly enhanced through a business combination with Viacom, with its closely related entertainment assets, under the leadership of Sumner Redstone, Frank Biondi and its gifted management team. We know that the merger will enable Paramount to grow and increase its potential for the benefit of the loyal employees, deep talent roster and shareholders of both companies.

  Going forward, there is no doubt that your skills and your dedication will continue to carry the Paramount tradition to even greater heights.

                                     Sincerely,

                                     /s/ Martin